Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen Premier Insured Municipal Income Fund, Inc.

33-43779, 811-06457

    Thirty-three Nuveen leveraged closed-end funds, including the Nuveen Premier Insured Municipal
Income Fund, Inc. (symbol  NIF ) (hereafter, the  Fund
) have each received a demand letter from a law firm on behalf of purported holders of each funds common shares. Each letter alleged that Nuveen Fund Advisors
(each funds investment adviser) and each funds officers and Board of Directors or Trustees, as applicable (the
Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of each funds auction rate preferred shares ( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each funds
Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The Demand Committee, for each fund, retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand Committee, for each fund, found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of each Demand Committee, the full Board of each fund unanimously adopted the Demand Committees recommendation and each of the thirty-three funds has since rejected the demands made in the demand letters.

    Subsequently, all thirty-three funds that received
demand letters (including the Fund) and one fund that
did not receive a demand letter were named as nominal
defendants in four putative shareholder derivative
action complaints filed in the Circuit Court of Cook
County, Illinois, Chancery Division (the  Cook County
Chancery Court ). The four putative shareholder actions
have since been consolidated into one shareholder
derivative action complaint captioned Martin Safier, et
al., v. Nuveen Asset Management, et al., filed with the
Cook County Chancery Court on February 18, 2011
(the  Complaint ). The Complaint was filed on behalf of
purported holders of each funds common shares and
also names Nuveen Fund Advisors as a defendant,
together with current and former officers and a trustee
of each of the funds (together with the nominal
defendants, collectively, the  Defendants ). The
Complaint contains the same basic allegations
contained in the demand letters. The suit seeks a
declaration that the Defendants have breached their
fiduciary duties, an order directing the Defendants not
to redeem any ARPS at their liquidation value using
fund assets, indeterminate monetary damages in favor
of the funds and an award of plaintiffs costs and
disbursements in pursuing the action. The plaintiffs
filed a motion for preliminary injunction to stop the
funds subject to the lawsuits from redeeming additional
ARPS during the pendency of the lawsuits. The court
rejected that motion on November 23, 2010.   On April
29, 2011, each of the Defendants filed a motion to dismiss the Complaint, which remains pending before the court.

    Nuveen Fund Advisors believes that the
Complaint is without merit, and intends to defend vigorously against the charges. Nuveen Fund Advisors also believes that the Complaint will not have a material adverse effect on the ability of Nuveen Fund
Advisors to perform its obligations under its investment advisory contract with any of the Nuveen leveraged closed-end funds (including the Fund).